UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Attached as Exhibit 99.1 is our unaudited condensed interim financial statements for the six-month periods ended February 28, 2021 and February 29, 2020, and attached as Exhibit 99.2 is our Management’s Discussion and Analysis for the six months ended February 29, 2021.

Exhibits

Exhibit No.	Exhibit
99.1	Unaudited condensed interim financial statements for the six-month periods ended February 28, 2021 and February 29, 2020
99.2	Management’s Discussion and Analysis for the six months ended February 28, 2021
99.3	Form 52-109FV2 Certification of Interim Filings – Venture Issuer Basic Certificate – CEO
99.4	Form 52-109FV2 Certification of Interim Filings – Venture Issuer Basic Certificate – CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 14, 2021	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer